June 4, 2019

VIA EDGAR

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust: KFA Large Cap Quality Dividend Index ETF and KFA Small Cap Quality Dividend Index ETF
(File Nos. 333-180870 and 811-22698)

Dear SEC staff:

On March 14, 2019, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 178 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 178”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001615774-19-004045). Post-Effective Amendment No. 178 was filed to register two new series of the Registrant, the KFA Large Cap Quality Dividend Index ETF and the KFA Small Cap Quality Dividend Index ETF (each a “Fund” and, collectively, the “Funds”).

On April 30, 2019, the SEC staff (“Staff”) provided oral comments to Post-Effective Amendment No. 178. The Staff’s comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 178. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

1.	At least one week prior to the effective date of any Post-Effective Amendment related to the Funds, provide the Staff with the completed fee tables to be included in the “Fees and Expenses of the Fund” sections of the Summary Prospectuses.

RESPONSE:  The Registrant provided the information requested by the Staff via e-mail on May 29, 2019.

2.	In the “Investment Objective” section of each Fund’s Summary Prospectus, consider revising the statement that the Fund “. . . seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of a specific equity securities index” (emphasis added) to state that the Fund will seek to provide investment results that “track” or “correlate” to such an index.

RESPONSE: The Registrant has made the requested changes.

K&L Gates LLP 1601 K Street NW Washington DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission
June 4, 2019

3.	Replace all bracketed ellipses that indicate missing or incomplete information in the fee tables included in the “Fees and Expenses of the Fund” sections of the Summary Prospectuses with the missing or incomplete information.

RESPONSE: The Registrant has made the requested changes.

4.	If either Fund expects to incur Acquired Fund Fees and Expenses (“AFFEs”) in excess of 0.01% during the current fiscal year, add an “Acquired Fund Fees and Expenses” line item to the Fund’s fee table in the “Fees and Expenses” section pursuant to Form N-1A Item 3, Instruction 3(f)(i).

RESPONSE: Neither Fund’s AFFEs are estimated to exceed 0.01% during the Funds’ current fiscal year.

5.	Consider adding a description of “Other Expenses” to the corresponding footnote to the fee tables included in the “Fees and Expenses of the Fund” sections of the Summary Prospectuses.

RESPONSE:  The Registrant believes that such description is neither permitted nor required under Form N-1A and that the current disclosure is adequate. Accordingly, the Registrant respectfully declines the comment.

6.	Consider removing the footnotes included in the fee table included in the “Fees and Expenses of the Fund” sections of the Summary Prospectuses that relate to the Funds’ Rule 12b-1 plan.

RESPONSE:  The Registrant believes that omitting the footnote may make the disclosure materially misleading. Accordingly, the Registrant respectfully declines to make the requested change.

7.	If Krane will be permitted to recoup any of its fee waivers for the Funds, add corresponding disclosure to the footnote related to the Fee Waiver in the fee tables included in the “Fees and Expenses of the Fund” sections of the Summary Prospectuses.

RESPONSE: Krane does not intend to waive any fees for the Funds and the disclosure related to the Fee Waivers has been removed.

8.	In the “Principal Risks” section of the Summary Prospectuses and Statutory Prospectus, reorder the risks so that they appear in order of significance rather than alphabetically.

RESPONSE:  The Registrant will reorder the principal risks included in the Summary Prospectuses in what it believes to be their order of significance for all of the funds included in the Registrant’s next annual update to its registration statement. Reordering the risks in the Statutory Prospectus, however, would be unwieldy and burdensome as the Registrant’s annual registration statement will cover numerous funds with different risk profiles. Given that the order of risks is not prescribed by Form N-1A or the federal securities laws and that the principal risks will already be ordered in the manner requested by the SEC staff in the Summary Prospectuses, the Registrant does not intend to reorder the principal risks in the Statutory Prospectus.

Securities and Exchange Commission
June 4, 2019

9.	Confirm that a description of the sectors to which each Fund may be significantly exposed will be included in that Fund’s “Principal Investment Strategy” section of the Summary Prospectuses.

RESPONSE:  The Registrant confirms that a description of the sectors to which each Fund may be significantly exposed will be included in that Fund’s “Principal Investment Strategy” section of the Summary Prospectuses.

10.	Confirm whether liquidity risk will be a principal risk of the KFA Large Cap Quality Dividend Index ETF. If liquidity risk will not be a principal risk of the Fund, remove it from the “Principal Risks” section of the Summary Prospectus.

RESPONSE:  The Registrant has removed liquidity risk from the “Principle Risks” section of the KFA Large Cap Quality Dividend Index ETF Summary Prospectus.

11.	In the “Portfolio Managers” sections of the Summary Prospectuses and the Statutory Prospectus, include the date each portfolio manager began managing each Fund.

RESPONSE:  The Registrant has made the requested changes.

12.	Confirm that, in accordance with Rule 35d-1, if the 80% investment policy of either Fund changes, that the name of that Fund will also change.

RESPONSE:  The Registrant confirms that it will change the name of a Fund in connection with a change of its 80% investment policy, if required by Rule 35d-1.

13.	In the “Principal Investment Risks” section of the Statutory Prospectus, remove non-principal risks of each Fund or designate them as such.

RESPONSE:  The Registrant has made the requested changes.

14.	Replace all bracketed ellipses that have been used to indicate missing dates on the covers of the Prospectus and the Statement of Additional Information with the missing dates.

RESPONSE:  The Registrant has made the requested changes.

15.	In the “Investment Policies, Techniques and Risk Factors” section of the Statement of Additional Information, consider separating the descriptions of strategies from those of risks and state that the strategies are not principal strategies of the Funds.

RESPONSE:  The Registrant believes the current disclosure is adequate.

Securities and Exchange Commission
June 4, 2019

16.	In the “Investment Policies, Techniques and Risk Factors” section of the Statement of Additional Information, consider bolding and underlying the paragraph related to “representative sampling.”

RESPONSE:  The Registrant has made the requested changes.

17.	Discuss, supplementally, whether the Board considered designating a lead Independent Trustee and, if so, why the Board chose not to designate a lead Independent Trustee.

RESPONSE:  The Board did not consider designating a lead Independent Trustee and believes its structure is appropriate. The Board has determined its leadership structure is appropriate given the specific characteristics of the Trust and its operations. The Board made this determination in consideration of, among other things, the fact that the Independent Trustees constitute at least fifty percent (50%) of the Board, the fact that the Audit Committee is composed of the Independent Trustees, and the number of funds (and classes of shares) overseen by the Board.

18.	Replace all bracketed ellipses that have been used to indicate missing or incomplete information in the Statement of Additional Information with the missing or incomplete information.

RESPONSE:  The Registrant has made the requested changes.

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If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Timothy Bekkers at (202) 778-9443.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Jonathan Shelon

Odette Gafner

Krane Funds Advisors, LLC